August 2, 2019

Amir London
Chief Executive Officer
Kamada Ltd.
2 Holzman St. P.O. Box 4081
Science Park
Rehovot 7670402
Israel

       Re: Kamada Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-35948

Dear Mr. London:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance